Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS UNDER

NEW ASSET MANAGEMENT AGREEMENTS AND

REVISION OF ANNUAL CAPS FOR

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 20 December 2018 in relation to (i) the Original Company Asset Management Agreement entered into between the Company and AMC, and (ii) the Original CLIC Asset Management Agreement entered into between AMC and CLIC. Each of the Original Agreements has a term from 1 January 2019 to 31 December 2021.

To optimize the structure of service fees and further enhance the performance incentives for AMC, the parties propose to make amendments to the Original Agreements and to revise the annual caps in light of the needs for business development and the revised structure of service fees. As such, the Board has resolved on 25 March 2020 that (i) the Company and AMC will enter into the 2020-2022 Company Asset Management Agreement to replace the Original Company Asset Management Agreement, and (ii) AMC and CLIC will enter into the 2020-2022 CLIC Asset Management Agreement to replace the Original CLIC Asset Management Agreement. Each of the New Agreements will become effective upon signing by the relevant parties and affixing of their respective company seals and continue to have effect until 31 December 2022. The Original Agreements will be automatically terminated from the effective date of the New Agreements.

Pursuant to the New Agreements, AMC will continue to invest and manage assets entrusted to it by the Company and CLIC, respectively. The Company and AMC will enter into the 2020-2022 Company Asset Management Agreement by 1 July 2020, and CLIC and AMC will enter into the 2020-2022 CLIC Asset Management Agreement by 1 July 2020.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. As such, the transactions under the New Agreements constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2020-2022 Company Asset Management Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2020-2022 CLIC Asset Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 20 December 2018 in relation to (i) the Original Company Asset Management Agreement entered into between the Company and AMC, and (ii) the Original CLIC Asset Management Agreement entered into between AMC and CLIC. Each of the Original Agreements has a term from 1 January 2019 to 31 December 2021.

To optimize the structure of service fees and further enhance the performance incentives for AMC, the parties propose to make amendments to the Original Agreements and to revise the annual caps in light of the needs for business development and the revised structure of service fees. As such, the Board has resolved on 25 March 2020 that (i) the Company and AMC will enter into the 2020-2022 Company Asset Management Agreement to replace the Original Company Asset Management Agreement, and (ii) AMC and CLIC will enter into the 2020-2022 CLIC Asset Management Agreement to replace the Original CLIC Asset Management Agreement. Each of the New Agreements will become effective upon signing by the relevant parties and affixing of their respective company seals and continue to have effect until 31 December 2022. The Original Agreements will be automatically terminated from the effective date of the New Agreements.

Pursuant to the New Agreements, AMC will continue to invest and manage assets entrusted to it by the Company and CLIC, respectively. The Company and AMC will enter into the 2020-2022 Company Asset Management Agreement by 1 July 2020, and CLIC and AMC will enter into the 2020-2022 CLIC Asset Management Agreement by 1 July 2020.

(A)	2020-2022 COMPANY ASSET MANAGEMENT AGREEMENT

PRINCIPAL TERMS OF THE 2020-2022 COMPANY ASSET MANAGEMENT AGREEMENT

Parties

The Company

AMC

Scope of services

Pursuant to the 2020-2022 Company Asset Management Agreement, AMC will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations, regulatory requirements and the investment guidelines of the Company. The Company will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. The Company may add to or withdraw from the assets managed by AMC pursuant to the 2020-2022 Company Asset Management Agreement. The Company will have the right to establish, amend and change the investment guidelines (relating to the investment scope, investment restrictions, investment strategy, risk tolerance, performance appraisal method and investment return target, etc.). The Company will also have the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s services in respect of investing and managing assets entrusted to it by the Company under the 2020-2022 Company Asset Management Agreement, the Company will pay service fees to AMC, which consists of a fixed service fee and a variable service fee.

Fixed service fee

The fixed service fee is calculated on the basis of the net asset value of the assets under management, by multiplying a fixed service fee rate specified in the 2020-2022 Company Asset Management Agreement, and is payable on a quarterly basis. The fixed service fee rate applicable to each type of investment products (mainly including bonds, deposits, shares, funds, financial products, equities and derivatives) is set forth in the 2020-2022 Company Asset Management Agreement, and is within a range between 0.02% and 0.3%. The fixed service fee rate for the accounting calculation and operation as well as other services with respect to directive operation investments, directive accounts and accounts for collection of insurance premiums is 0.02%. The definition of specific types of investment products and the fixed service fee rates for any additional types of investment products as may be permitted by regulators and approved by the Company will be specified in the investment guidelines.

Variable service fee

The variable service fee is payable on an annual basis and is determined after an appraisal has been conducted by the Company with respect to the assets under management and the relevant services provided by AMC each year. The variable service fee is calculated on the basis of 20% of the fixed service fee per annum, by multiplying a payment ratio determined by the Company based on the results of its annual appraisal of AMC.

The standard of the annual appraisal to be conducted by the Company on AMC will be set out in the investment guidelines, and will primarily include the appraisal of AMC’s absolute investment performance, relative investment performance and management effectiveness. In particular, the absolute investment performance target is determined mainly according to the asset allocation plans of the Company and its requirement for profits and returns; the relative investment performance target is determined based on the benchmarking of the rate of return of each type of investment products against the market-based standard; and the management effectiveness is mainly an appraisal of the implementation of the investment guidelines, quality of services and compliance with internal control.

The service fees under the 2020-2022 Company Asset Management Agreement were determined by the Company and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to the Company in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC.

Term

The 2020-2022 Company Asset Management Agreement will become effective upon signing by the parties and affixing of their respective company seals, and expire on 31 December 2022.

ANNUAL CAPS

Original annual caps and historical figures

Under the Original Company Asset Management Agreement, the annual cap in respect of the service fees to be paid by the Company to AMC for each of the three years ending 31 December 2021 is RMB2,000 million.

The service fees paid by the Company to AMC for the three years ended 31 December 2019 were as follows:

Period	Amount of Service Fees Paid
(RMB in million)

Year ended 31 December 2017	1,153.58
Year ended 31 December 2018	1,325.91
Year ended 31 December 2019	1,352.57

As at the date of this announcement, the service fees paid by the Company to AMC have not exceeded the original annual cap for the year ending 31 December 2020 under the Original Company Asset Management Agreement.

Revision of annual caps

From 2017 to 2019, there was an upward trend in the fixed service fee paid by the Company to AMC year by year. Taking into account the expected increase in cash flow brought by the business development of the Group in the future, the growth of its proprietary funds and its asset allocation arrangement, the Company anticipates that the size of assets entrusted by the Company to AMC for management from 2020 to 2022 will increase. The Company has made an estimate of fixed service rate based on the size and composition of assets entrusted by the Company to AMC for management as at 31 December 2019 and the service fee rate of each type of investment products under the 2020-2022 Company Asset Management Agreement, and expects that the weighted average fixed service fee rate will be at a range between 0.08% and 0.09%.

Based on the estimate of the Company on its investment scale and service fee rate for the years to come, the Company will revise the annual caps in respect of the service fees to be paid by it to AMC for the two years ending 31 December 2021 to RMB3,000 million and RMB4,000 million, respectively, and set the annual cap in respect of the service fees to be paid by it to AMC for the year ending 31 December 2022 to RMB5,000 million.

(B)	2020-2022 CLIC ASSET MANAGEMENT AGREEMENT

PRINCIPAL TERMS OF THE 2020-2022 CLIC ASSET MANAGEMENT AGREEMENT

Parties

AMC

CLIC

Scope of services

Pursuant to the 2020-2022 CLIC Asset Management Agreement, AMC will invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the 2020-2022 CLIC Asset Management Agreement. CLIC will have the right to establish, amend and change the investment guidelines (relating to the investment purpose, investment scope, strategic asset allocation, forecast of cash inflow and outflow, liquidity requirement and risk control requirement). CLIC will also have the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the 2020-2022 CLIC Asset Management Agreement, CLIC will pay service fees to AMC, which consists of a fixed service fee and a variable service fee.

Fixed service fee

The fixed service fee is calculated on a monthly basis, by multiplying the average of book balance of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions, and the book balance of the products purchased from and issued by AMC and to which the management fee has already been charged) at the beginning and at the end of any given month by the fixed service fee rate specified in the 2020-2022 CLIC Asset Management Agreement, divided by 12. CLIC shall pay the fixed service fee to AMC on a quarterly basis. The fixed service fee rate applicable to each type of investment products (mainly including bonds, deposits, shares, funds, financial products, equities and derivatives) is set forth in the 2020-2022 CLIC Asset Management Agreement, and is within a range between 0.02% and 0.3%. In general, the average fixed service fee rate is expected to be no higher than 0.08%.

Variable service fee

At the end of each fiscal year, CLIC will evaluate the investment performance with respect to the assets entrusted to AMC in the previous year, and adjust the fixed service fee for asset management by reference to the actual and targeted investment returns. The adjustment amount will not be higher than 10% of the fixed service fee, and shall be payable by CLIC to AMC in the next fiscal year (if upward adjustment) or deducted from the service fee payable by CLIC to AMC in the next fiscal year (if downward adjustment).

The service fees under the 2020-2022 CLIC Asset Management Agreement were determined by AMC and CLIC based on an analysis of the cost of service, market practice, the rate charged by AMC to CLIC in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC.

Term

The 2020-2022 CLIC Asset Management Agreement will become effective upon signing by the parties and affixing of their respective company seals, and expire on 31 December 2022.

ANNUAL CAPS

Original annual caps and historical figures

Under the Original CLIC Asset Management Agreement, the annual caps in respect of the service fees to be paid by CLIC to AMC for the three years ending 31 December 2021 are RMB320 million, RMB310 million and RMB300 million, respectively.

The service fees paid by CLIC to AMC for the three years ended 31 December 2019 were as follows:

Period	Amount of Service Fees Paid
(RMB in million)

Year ended 31 December 2017	106.79
Year ended 31 December 2018	99.78
Year ended 31 December 2019	89.27

As at the date of this announcement, the service fees paid by CLIC to AMC have not exceeded the original annual cap for the year ending 31 December 2020 under the Original CLIC Asset Management Agreement.

Revision of annual caps

Taking into account the asset allocation arrangement of CLIC, it is expected that the size of assets entrusted by CLIC to AMC for management from 2020 to 2022 will increase. Based on the size and composition of assets entrusted by CLIC to AMC for management as at 31 December 2019, the service fee rate of each type of investment products under the 2020-2022 CLIC Asset Management Agreement, and the expected development of CLIC’s investment business in the years to come, the parties will revise the annual caps in respect of the service fees to be paid by CLIC to AMC for each of the two years ending 31 December 2021 to RMB500 million, and set the annual cap in respect of the service fees to be paid by CLIC to AMC for the year ending 31 December 2022 to RMB500 million.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

(A)	2020-2022 COMPANY ASSET MANAGEMENT AGREEMENT

AMC is an investment and management institution for the application of insurance funds within the China Life system. The entrustment by the Company of its assets to AMC for investment and management will facilitate the Company to leverage the business advantages of AMC, promote the development of its investment business, and bring better investment returns to its shareholders. Such entrustment arrangement will also help consolidate investment resources within the China Life system, thus further enhancing the brand value of the Company.

(B)	2020-2022 CLIC ASSET MANAGEMENT AGREEMENT

The entrustment by CLIC of its assets to AMC for investment and management will diversify the investor portfolio of AMC, and increase the scale of assets under management by AMC, which will in turn increase the management fee income of AMC.

The Directors, including the independent non-executive Directors, are of the view that the continuing connected transactions under the New Agreements have been conducted on normal commercial terms, were entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps for each of the continuing connected transactions under the New Agreements are fair and reasonable.

Mr. Wang Bin, Mr. Su Hengxuan, Mr. Zhao Peng, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Wang Junhui hold positions in CLIC and/or AMC and have abstained from voting on the Board resolutions passed to approve the New Agreements and the transactions contemplated thereunder.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued capital of the Company, and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. As such, the transactions under the New Agreements constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2020-2022 Company Asset Management Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2020-2022 CLIC Asset Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

AMC was established in November 2003, with a registered capital of RMB4,000 million. The scope of business of AMC mainly includes the management of insurance funds and the provision of consultation services relating to insurance fund management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2020-2022 CLIC Asset Management Agreement”	the revised asset management agreement proposed to be entered into between AMC and CLIC

“2020-2022 Company Asset Management Agreement”	the revised asset management agreement proposed to be entered into between the Company and AMC

“AMC”

中國人壽資產管理有限公司 (China Life Asset Management Company Limited), a limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLIC”

中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“New Agreements”	the 2020-2022 Company Asset Management Agreement and the 2020-2022 CLIC Asset Management Agreement

“Original Agreements”	the Original Company Asset Management Agreement and the Original CLIC Asset Management Agreement

“Original CLIC Asset Management Agreement”	the asset management agreement entered into between AMC and CLIC on 29 December 2018

“Original Company Asset Management Agreement”	the asset management agreement entered into between the Company and AMC on 28 December 2018

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 25 March 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Zhao Peng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie